                                      Filing under Rule 425 under the Securities
                                  Act of 1933 and deemed filed under Rule 14a-12
                                         of the Securities Exchange Act of 1934.
                                                 Filing by Genesys Conferencing.
                                                         Subject Company: VIALOG
                                               SEC File No. of VIALOG: 001-15527

PRESS RELEASE                                          Paris, 2nd October 2000,

                                [LOGO] GENESYS


                    Genesys Conferencing to acquire Vialog,
        and become number 1 independent specialist in the United States


Genesys Conferencing to acquire Vialog, and become number 1 independent teleconferencing specialist in the United States.

Genesys Conferencing announces a definitive agreement to acquire Vialog Corporation (Bedford, Massachusetts), an American company listed on the American Stock Exchange.

Vialog, which was incorporated in 1996, has successfully acquired and integrated nine teleconferencing companies over the past three years. It has positioned itself as a leading provider of teleconferencing services over the Internet, and has significantly improved its profitability. Vialog's strong client base of over 6,000 customers includes 800 of the Fortune 2500, some of the largest American companies. The company's revenues were 68.6 million USD in 1999, yielding an EBITDA of 14.0 million USD (excluding an aggregate of 4.2 million USD in charges, primarily related to restructuring charges and severance obligations).

Under US Generally Accepted Accounting Principles (GAAP) Vialog has recorded total revenues for the first half of 2000 amounting to 43.9 million Euros (38.6 million USD), an EBITDA amounting to 11.1 million Euros (9.8 million USD) and operating income amounting to 5.8 million Euros (5.1 million USD). Under French GAAP, Genesys has recorded total revenues for the first half of 2000 amounting to 41.7 million Euros (36.7 million USD), an EBITDA amounting to 7.0 million Euros (6.2 million USD) and operating income amounting to 3.0 million Euros (2.7 million USD).


An accretive acquisition

As part of the transaction, Genesys Conferencing intends to apply for listing on the Nasdaq stock market of American Depositary Shares (ADSs) representing its underlying ordinary shares. The acquisition agreement provides that Vialog shareholders will receive the ADS equivalent of 0.2563 of a Genesys ordinary share in exchange for each share of Vialog common stock, subject to a "collar" which provides that the Vialog shareholders could receive the ADSs equivalent of between 0.2183 Genesys Conferencing ordinary shares and 0.3352 Genesys Conferencing ordinary shares for each Vialog share depending on the Genesys Conferencing share price at closing. Based on Genesys Conferencing' recent closing prices, Vialog shareholders would own approximately 21% of Genesys Conferencing upon the closing of the acquisition. The closing of the acquisition is subject to the approval of Vialog shareholders, the approval of the issuance of the new Genesys Conferencing shares underlying the ADSs by Genesys Conferencing' shareholders, the satisfaction of various regulatory requirements, the listing of the ADSs on the Nasdaq stock market and other customary closing conditions.


The transaction should amount to approximately 241 million USD which includes approximately 151 million USD of equity value and approximately 90 million USD of Vialog debt.

Utilizing Genesys Conferencing's banking relationships, commitments have been received to refinance Vialog's outstanding debt.

Genesys Conferencing expects the closing to take place in the first quarter of 2001 and this acquisition to be immediately accretive.

Genesys Conferencing reinforces its position as number 1 independent worldwide conferencing specialist

Through this acquisition, Genesys Conferencing, the leading independent worldwide specialist in teleconferencing, reinforces its position in the United States, as it propels the Group to the 1st position among the independent specialists.

On the international scene, the combined company, with  consolidated revenues of
85.6 million Euros (75.3 million USD) in the first half of 2000, will strengthen its position as the leading independent specialist of the conferencing industry.

Strong synergies between the two companies

The integration of Vialog will also generate strong synergies and savings:

- The refinancing of the debt of Vialog should generate cash savings of approximately 3 million USD per annum;

- The integration of Vialog and Genesys Conferencing, Inc. (GCI), Genesys Conferencing existing US subsidiary, should generate another approximately 2 million USD of savings;

- Genesys' new position in the US should reinforce its ability to win worldwide contracts with the Fortune 2500 companies.

Moreover, the deployment of Genesys Conferencing' expertise in automated services and new technologies should contribute to improving Vialog's growth rate in the US.

Francois Legros, who will remain chairman and chief executive officer of Genesys Conferencing, announced that Kim Mayyasi (CEO of Vialog) will become chief executive officer of Genesys' U.S operations. Margie Medalle (CEO of Genesys Conferencing, Inc.) will become president and chief operating officer.


"Genesys Conferencing continues to position itself as the leading specialist of the conferencing industry, in terms of market share, but also in terms of technology. With Vialog joining our Group, Genesys Conferencing reinforces its worldwide leadership. I am very confident in the ability of the combined management team in the US to successfully conduct the integration of both companies. Both Kim and Margie are very talented managers that have turned around completely Vialog and GCI in less than a year's time," said Francois Legros, Chairman and CEO of Genesys.

"We are very excited by this merger with Genesys Conferencing" added Kim Mayyasi, CEO of Vialog. "The companies are a perfect fit as Genesys will bring us a stronger international presence in the industry, a world-class R&D capability and access to extensive financial resources, while we will bring Genesys a leading position in the US market, which is to date the largest in the world."

------------------------------------------------------------------------------
  Francois Legros and Kim Mayyasi will be hosting an online video presentation to discuss the transaction on Monday, October 2, 2000
                  at 4:00pm GMT (5:00pm French time, 11am EDT)

         To view the presentation, please visit: www.genesys.com/vialog
                                                 ----------------------

 After the video presentation, investors are invited to attend a live dial-in conference call and Q&A session that will be held at 4:30pm GMT (5:30pm French time, 11:30am EDT
                        To attend the call please dial:
          from Europe  +44 20 8240 8243 or 020 8240 8243 (UK callers)
             from US  877 679 9049 toll free or 952 556 2803 toll
------------------------------------------------------------------------------

About Genesys:

Genesys is the world's leading independent specialist in teleconferences. It is positioned in a market that is growing strongly and thanks to its policy of external growth enjoys a unique worldwide coverage. The company has succeeded in introducing its state of the art technology in Europe, the Asia-Pacific zone and in the United States. In 1999, Genesys posted a turnover of 47,4 M[ ] (311
MF). Genesys is listed on the Nouveau Marche in Paris (Sicovam code: 3955).

About Vialog :

Vialog is a leading provider of teleconferencing and messaging, services including audioconferencing, videoconferencing, web conferencing, voicemail broadcast, e-mail broadcast and fax broadcast. Vialog helps its more than 6,000 corporate customers communicate more professionally, efficiently and effectively by delivering superior customer service and an extensive range of enhanced and customized conferencing solutions. Vialog's common stock (symbol: VX) is quoted on AMEX. For more information, visit Vialog.com for direct, online access to Vialog's conferencing and messaging services.

                             www.genesys.com/vialog
                             ----------------------

CONTACTS:
---------

AT THE COMPANY:
Pierre Schwich                Marine Brun          Florence Catel           Dawn Faircloth
CFO                           Investor Relations   Individual Shareholders  Media
+33(0)4 67 06 27 55           +33(0)4 67 06 27 67  +33(0)4 67 06 27 49      +33(0)4 67 06 27 59

AT THE PR/IR AGENCY:
Actus                         Actus
Laurence Kipfer               Stephane Fargette
Analyst/Investor Relations    Media (France only)
+33(0) 1 53 67 35 72          +33(0)1 53 67 36 44


US SEC Filings

Genesys plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:


Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone:  33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone:  781-761-6200
Email:  msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys' and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.

                     Genesys Conferencing to Acquire Vialog

                           Press Questions & Answers

                          Answered by Francois Legros
            Chairman & Chief Executive Officer, Genesys Conferencing
                                       &
                                  Kim Mayyasi
                        Chief Executive Officer, Vialog



Why did you purchase Vialog?

Genesys Conferencing and Vialog are true leaders in their respective markets with very complementary positions; Vialog being the leading independent teleconferencing specialist in the US, and Genesys Conferencing enjoying a similar position outside the US. The acquisition creates a strong conferencing specialist in the US market with approximately 8% market share.

The Genesys Conferencing vision is to secure the dominant position in the conferencing market today, and at the same time, be strong in the technologies that will be the future of virtual group communications. The acquisition of Vialog almost doubles the number of users of our services. This enlarged customer base will deploy the innovative Genesys Conferencing solutions in audio, video, data and web-based conferencing services, thus enabling us to secure the vision.

Vialog's stock has not been favorably recognized on the financial markets these past years. Do you think this was justified?

No. Over the past year, Vialog' revenue and EBITDA have grown significantly. Vialog management (under the leadership of Kim Mayyasi) has turned the company around. However, Vialog has not gained its deserved market recognition, mainly because it is highly leveraged with expensive debt.

Here again the merger makes a lot of sense as the very strong financial situation of Genesys Conferencing will enable a refinancing of Vialogs debt that should generate approximately 3M$ of yearly cash savings.

What are the key synergies of Genesys Conferencing and Vialog?

Genesys Conferencing and Vialog have numerous similarities:

-  both organisations have experienced strong organic growth.

- both companies have played a key role in the consolidation of the industry and have had a lot of success in restructuring the acquired companies to improve their profitability.

- nowhere in the industry will you find a competitor with as much teleconferencing experience as with Genesys Conferencing and Vialog combined.

- Genesys Conferencing compliments Vialog further with its unique international coverage

- Genesys Conferencing has 15 years of experience in fully automated audio conferencing services, in videoconferencing, dataconferencing and Multimedia Web -Events, which will complement the service portfolio of Vialog. Genesys Conferencing and Vialog have a shared vision that is demonstrated through our increased focus on reservation-less conferencing and web-based group collaboration solutions. In terms of web-based conferencing portals, Genesys Conferencing and Vialog are both in very strong positions with two of the strongest brands of the industry: www.webconferening.com for Vialog and
                                     ----------------------
   www.conferencing.com for Genesys Conferencing.
   --------------------

How did you raise the funds for the acquisition?

The consideration is to be paid by the issuance of ADSs (American Depositary Shares) that Genesys Conferencing will list on the Nasdaq stock market and that will be convertible into Genesys Conferencing shares. Each ADS will represent one-half share of Genesys Conferencing Conferencing ordinary stock.

How much was paid for Vialog?

Based on current stock prices, Vialog's shareholders will receive, upon closing of the transaction, the ADS equivalent of approximately 2.9 million shares of Genesys Conferencing stock, representing approximately 21% of Genesys Conferencing stock. This equates to 151 million USD.


When will negotiations be finalised?

The negotiations are finalized. The Board of Directors of both companies have approved and recommended the transaction. Subject to the approval of the transaction by Vialog's shareholders, the transaction will close upon the listing of Genesys Conferencing ADSs on the Nasdaq, which is expected to occur during the first quarter of 2001.



What will the acquisition mean to the shareholders?

This acquisition is deemed to be immediately accretive to Genesys Conferencing shareholders and will provide Vialog's shareholders with the opportunity to potentially benefit from the strong performance of Genesys Conferencing stock.


What does the acquisition mean for Vialog services? Will they absorbed and re-branded?

The services of Vialog and Genesys Conferencing are very similar and therefore we anticipate they will be easily merged to create a Virtual Group Communications global offering to the benefit of all of our respective customers.


How much are you spending on R&D?

Genesys Conferencing is committed to spending 5% of revenue on Research and Development before and after the acquisition, which Genesys Conferencing believes will allow it to continue to lead the industry in the forthcoming years.


What will the acquisition allow Vialog to do for its customers?

Both the existing and prospective customer will benefit from the Genesys Conferencing global reach and an enhanced, innovative and complementary service, portfolio, covering, audioconferencing, dataconferencing, videoconferencing and Internet-based solutions.


What effect will the acquisition have on Genesys Conferencing customers?

The reinforcement of Genesys Conferencing within the US market will increase the level of service for the existing and prospective customers. The combined company will be in a strong position to compete for the largest conferencing users in the US.

Who will be prospective joint customers?

Genesys Conferencing will work closely with Vialog to develop a new business strategy and will continue to target the Fortune 2500 multinational and national companies.

What strategic development plans do you have for Vialog?

The strategic plans for Vialog reflect those of Genesys Conferencing to maintain the position as the number one independent in the industry, continue strong organic growth and improve its profitability.

Where will the Genesys Conferencing headquarters be situated?

The headquarters will remain in Montpellier in France.

How many employees work for Vialog? And after the acquisition, how many employees will work for Genesys Conferencing?

There are currently over 600 personnel at Vialog. Combined with Genesys Conferencing, the group now has a personnel base of over 1,200, with 900 based in the US.


How will the acquisition affect the non-US Genesys Conferencing subsidiaries?

The subsidiaries outside of the US will provide a strong platform to build a global sales and customer support operation.

What will be the new corporate structure?

Francois Legros will remain CEO of The Genesys Conferencing Group. Jim Huzell remains the COO of The Genesys Conferencing Group.

Kim Mayyasi, President & CEO of Vialog, will become CEO of the Genesys Conferencing US operations, and will join the Genesys Conferencing Executive Committee.

Margie Medalle, CEO of Genesys Conferencing existing US operations (GCI), will become President and COO of the Genesys Conferencing US operations and will remain a member of Genesys Conferencing Executive Committee.

The Vialog shareholders will designate a board representative to sit on the Genesys Conferencing Board of Directors.


How will a French company successfully manage a high-profile US-based organization?

Genesys Conferencing already has a very strong and talented management team that has been very successful in the integration and turnaround of three acquisitions Genesys Conferencing made in the US in 1998 and 1999. This US team will now be complemented by the Vialog world-class management team. The combination of talents makes us feel very comfortable as far as our capabilities to manage a strong US business is concerned.

In the past, Genesys Conferencing has successfully integrated 14 acquisitions around the world; of these, 3 were US-based organizations.


Where is Genesys Conferencing positioned in the market place after the acquisition?

Genesys Conferencing is positioned as the leading independent specialist provider in Virtual Group Communications and after the acquisition will have about 8% of the US market share.


What is the breakdown of revenues of the new Genesys Conferencing post closing?

Genesys Conferencing will have approximately 75% of its revenue in the US, approximately 23% in Europe and 2% in Asia-Pacific.

To schedule and interview with Francois Legros, Chairman & CEO of Genesys Conferencing contacts (link)
             --------

US SEC Filings

Genesys plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:


Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone:  33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone:  781-761-6200
Email:  msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys' and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.

Good afternoon, I am Francois LEGROS, Chairman and CEO of Genesys Conferencing.

and I am Kim MAYYASI, President and CEO of Vialog. I am joining Francois today to make an important announcement in the global Conferencing market place.

We are very happy to announce that Genesys Conferencing, number one independent specialist in teleconferencing services and Vialog number one US independent specialist teleconferencing services have entered into a definitive agreement for Genesys to acquire 100% of Vialog.

This transaction will definitively constitute a major event in the virtual group communications market. A market which is a fast growing market and rapidly evolving market. This market should represent about $5 billion in revenue by 2002/2003, growing very quickly from one billion dollar in 1998 and at the same time this market which is currently dominated by the Telco's in which 90% of the revenues is coming from pure audio services and in which about 80% of the revenues are coming from the US market, will change dramatically so that in 4 years, you are going to have a major restructuration among the specialists that has taken place. You are going to have non pure audio services representing more than 50% of the market and Europe and Asia Pac will have caught up on the US market to represent together about 50% of the market.

These challenges are challenges all companies in our industry will have to face and Genesys Conferencing combined with Vialog representing now the number one independent specialist in the US and the number one independent specialist in the world will be positioned as no other company to face those challenges.

Genesys Conferencing will now represent about 1200 employees around the world in 14 different countries and the customer base of the newly combined company will have more than 16000 companies around the world using our services.

The strength of the company will be innovation, continuous innovation to deploy new and innovative services that will represent the future of our industry, a unique global position on the market, a very strong management team that has a strong experience in executing its strategy and an extremely strong financial situation and financial position.

As far as innovation is concerned, thanks to the initiative that had been taken by Vialog and the R&D efforts made by Genesys the new company will have now a full range of services comprising all the services of today's industry but also all the services that will matter for the future of our industry. That creates again a unique position in the industry.

As far as the position on the world wide market is concerned Genesys will now become n(degree)1 in the US which is the largest market in the world with about 75% of its revenues coming from the US and will continue to be n(degree)1 in Europe and n(degree)1 in Asia Pac with a unique situation in this industry and a unique size as far as international players are concerned.

These advantages are increased again, if I may say so, by the management team of the company which is a very strong management team and a very internationalized team complemented now by on the North American side by Kim and his team joining the Management team of Genesys in the US. And eventually Genesys has a very strong financial performance not only that the company has had a very strong story of high growth and improvement in profitability but also its financial strength lies into the fact that the company has about $64 million in cash has managed to have a strong level of confidence from the financial markets and as such raised 110 million euros since its IPO, with the last offering being over subscribed very significantly in just three days.

As further proof to that Genesys stock price has been improving very significantly since the IPO of the Company, Genesys is listed on the Paris Stock Exchange and its stock price has been up six times since the IPO of the company and the market capitalisation of the company is now above 500 million euros.

Those advantages have made Genesys the key reference for the multinational companies and together with Vialog the new Genesys will continue to focus on the Fortune 2500 companies and continue to deploy its services very successfully on that customer base.

Now I would like again to welcome Kim, as part of the management team of the company, Kim and his management team, and turn to him to present Vialog.

Thank you Francois.

Let me begin by saying how excited we are at Vialog to be joining the Genesys family.

I have to say over the past couple of months as we have shared our visions we seem that we not only share some strategic visions angles but we also share a joint culture, one that honours performance, one that honours innovation and I think they are both great things for the future.

Now I'll provide some backgrounds about Vialog and I'll tell you about some of its results today and then I'll turn to Francois again and he can talk about the shareholder improvements we expect to see for the future.

Vialog is the number one independent conferencing company in the United States. We have a comprehensive range of services including audio, video and internet products. We currently have over 600 employees and 6000 customers and we have 8 call centers that were successfully consolidated down to four last year which has resulted in EBITDA now growing at twice the rate of revenue growth rate. We're based just outside Boston, Massachussets, we have four call centers. We have one call center in Bedford, Massachussets, Chanhassen Minesota, Montgomery, Alabama and Reston Virginia. And just like Genesys Internet has been very important to our development and we have innovated there with our internet portal site WebConferencing.com.

Vialog was formed in 1996 and in 1997 through a high yield debt offering we acquired six companies. In 1999 we went public and the proceeds of that IPO was used to buy three additional companies. I joined Vialog in July of last year and the management team at Vialog put in place an eight point strategic plan that involved restructuring and consolidation that was successfully completed by the end of the year.

Our business strategy was simple and is simple. We have a recurring B2B business model that focuses on the Fortune 2500 companies. 600 of the Fortune 2500 were already Vialog customers as of the beginning of this year. And our deployed sales force signed up a 180 new ones by the middle of 2000. These customers tend to be very responsive to customer centric selling and they're very very concerned about top quality service provision. Vialog's performance in providing high quality service has resulted in churn of lost customers of less than 5% per year. We are an ASP. We take best-of-breed technology and infrastructure, and we bring it to our customers. Sometimes we customize those for large customers who need unique things. And we have established ourselves as the premiere and dominant packager of these products as we push them through new customer locations in each customer as we acquire them. Vialog customer base looks like the Who's Who of corporate America. We have five vertical industries where we've penetrated and have considerable success. This includes the financial, technology, associations, healthcare and retail market space. And we have a history of strong growth: Our revenues have grown to 68.6M$ as of 1999 and our EBITDA is currently growing twice the revenue growth rate. Now there are two drivers to our growth now and in the future. The first is Reservation Less conferencing, which was launched in the fourth quarter of '99 and is growing
30% per month. 75% of this revenue comes from new accounts and it is already a $5 million annual business. The second driver to our growth is webconferencing.com. It was launched in Oct'99 and it has been recognised as the definitive B to B internet portal site with reviews like that from electronic
Telespan: "webconferencing.com, and I quote, represents where the future of this industry is heading".

Webconferencing.com earned $450,000 in revenues in the second quarter of this year alone.

I now would like to turn it back to Francois and he will describe how our future of both organisations combined will yield shareholders improvements.

Thank you very much Kim. As you can see we are full of excitement in both companies about the prospects of this transaction. As a matter of fact, this acquisition is going to be a very strategic acquisition for Genesys but also for both companies. Not only Genesys will become now the number one independent specialist in the United States, but being in that position will reinforce our ability to attract international contracts with our world wide presence. As importantly, our customer base will double now, and that provides us with a very strong foundation for the future of our industry and the future of our companies. And this acquisition is gonna be a very accretive transaction for the shareholders of Genesys. Genesys will now become a very strong contender in this industry with combined revenue for '99 of approximately 127M[ ] or 110M$ and combined EBITDA of about 23M[ ] or 20M$. As far as the first half of 2000 is concerned, the revenue and the profits have grown very significantly and proforma figures for both companies combined would look like revenue being

86M[ ] or 75M$ and EBITDA being 18M[ ] or 16M$. So here again these figures show that the two companies are going to be nothing but a very strong player in the conferencing industry. On top of that, we expect that strong synergies will be generated through this transaction. First of all, we are going to enhance our capability to deploy new and innovative services for the benefit of our customers. Second, Vialog's customers will have now the possibility of selecting the new Genesys as their one provider for all teleconferencing requirements on a worldwide basis. Third point, is that we are going to leverage on our strong internet capabilities and internet positions. As Kim pointed out, both companies have taken the same path with regards to the Internet with, on one hand WebConferencing.com and on the other hand, conferencing.com. Lastly, we expect that this transaction will generate approximately 5M$ of savings. As far as the terms of the acquisition are concerned, both Boards of Directors have approved the transaction and the definitive agreement was signed by the two companies yesterday. This transaction is going to be structured as the a consolidation of Vialog and Genesys' US subsidiary. Vialog shareholders will receive ADS (American Depositary Securities) in exchange of their shares of Genesys for a total amount of approximately 164M$. On top of that, Genesys will assume about 90M$ of debt, for the refinancing of which the company has already received firm commitments from its bank. That makes the total transaction being worth approximately 254M$. The combined entity will have a shareholding being represented by about 21% of the shares being in the hands of the Vialog shareholders and about 79% of the shares being in the hands of the current Genesys shareholders. Now as far as the acrretive position of this acquisition is concerned, using several criterias such as multiple of revenues, multiple of EBITDA, EBITDA ratios and even on a cash/EPS basis, we expect this transaction to be immediately accretive upon closing, which means by year 2001.

With regards to the management now, I'd like to say how happy I am and how comfortable I feel about Kim complementing Margie's team. Kim and his team are going to complement Margie's team in the US. Margie has being very instrumental in turning around our US acquisition previously and Kim and his team have been extremely successfully in growing and turning around Vialog. The combined management in the US will be one of the strongest of the industry if not the strongest.

Finally, as far as the strategy is concerned, we remain with a clear and simple strategy. We are going to continue to grow and consolidate our market share to become a dominant player in this industry and at the same time we are going to continue to deploy new and innovative services and technologies in order to generate additional revenue and additional profit from our existing customer base. In order to grow our market share, we are going to continue to generate strong organic growth, we are going to continue to develop and win major international contracts, we are going to continue to make strategic acquisitions when time and market requires and we are going to penetrate new markets as we have done in the past.

This should ensure that in the future, Genesys will continue to be in a dominating position and in a very strong position in the Conferencing industry. And in the meantime, we are going to continue to deploy new and innovative services. Those services that represent the future of our industry.

By continuous research and development efforts, we are going to commit to make 5% of our revenue being spent in research and development, we are going to continue leveraging on strong internet positions with the two portals Conferencing.com and webconferencing.com, but also with the launch of new services such as dataconferencing over the internet and later on, videoconferencing over the internet.

And we are going to continue to enter into technological partnerships and if necessary make technological acquisitions.

Genesys, once combined with Vialog, will look even stronger, we are going to be, as I said previously the largest independent specialist in the world and the largest independent specialist in all three regions where the company is operating. We are going to have a recognised technological expertise, we have a very strong growth and profitable business model and we have a very strong financial structure which makes us very comfortable with facing the challenges of the future and as important as that, we have a proven ability to execute which is now again reinforced by Kim and his management team execution skills that are very strong and very highly regarded on the US market. Genesys more than ever remains a company with a great future.

Now, I would like to thank you very much. Kim and I will be happy to take all your questions as we are hosting a conference call at 4.30 p.m. GMT, and 5.30 p.m. French time, and 11.30 Eastern standard time.

Thank you very much.
Thank you Kim.
Thank you Francois.

US SEC Filings

Genesys plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:


Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone:  33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone:  781-761-6200
Email:  msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys' and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.

                          [LOGO] Genesys Conferencing
                    #1 independent specialist in the world

                                  to acquire

                                 [LOGO] VIALOG

                      #1 independent specialist in the US

                         Virtual Group Communications...
                                 a growth market

                                  Global market


            1998        2002
Data        2           175

Video       9           100

Audio       89          225
          -----       ------
       1 Billion     5 Billion
          US$           US$

                                A growing niche
                   in the Telecommunication Services market



Source: Frost & Sullivan

                               Industry overview

 .       Industry is still dominated by Telco's
        (AT&T - WorldCom - BT - Telstra, etc.)

 .       Audio services are still prominant in the industry
        (approx 90% of the revenues)

 .       The US market is still the largest market in the world
        (approx 80% of the revenues)

                             Industry is changing

 .       Consolidation of specialists

 .       Combined audio and non audio services will be
        dominant in the future (approx 55% of revenues by 2003/4)


 .       Europe and Asia-Pacific will catch up on the US market

                             Genesys Conferencing
                                   to become
                      #1 independent specialist in the US
                       and to reinforce its position as
                    #1 independent specialist in the world

                             Genesys Conferencing


 .       #1 worldwide independent specialist in teleconferencing

 .       High growth of sales and profitability

 .       Staff of 1.200 specialists in 14 countries

 .       16.000 clients worldwide

                           The strengths of Genesys


 . Innovation                        - technological leadership
                                    - full range of services

 . Globalization                     - unique worldwide coverage
                                    - leading position in Europe, Asia-Pac, US

 . Management                        - a strong international team

 . Finance                           - focus on strong and profitable growth
                                    - a strong stock
                                    - strong financial resources

                           A Winner in the industry

                               A complete range
                            of innovative services


       Audio                                     Video                         Data                            Web
       1989:                                     1998:                         1998:                           1998:
 1st fully automated                           Multipoint                 1st data service                 Web streaming
conferencing service                       videoconferencing             offered in Europe                     1999:
        1996:                                   services                       2000:                           MCM IP
   Launch of MCM                                                             PowerShare                        2000:
        1997:                                                                                             conferencing.com
   Operator assisted
 conferencing services                                                                                         [LOGO]

                                                                                                           New multimedia
                                                                                                         Web Event services


                                 Globalization
                          Unique geographic coverage


                                   [GRAPHIC]


      NORTH AMERICA                               EUROPE                              ASIA-PACIFIC
      --------------                              -------                             ------------
         860 people                              310 people                            40 people
      75% of revenue                           23% of revenue                        2% of revenue
     6 audio call centers                   2 audio call centers                  1 audio call center
     2 video call centers                   2 video call centers                  1 video call center
 #1 independent specialist               #1 independent specialist             #1 independent specialist
         in 2001                                 since 1997                            since 1998

                     Strong international management team

                                        ----------------------
                         ---------------   Francois Legros*   ------------------
                         |                  Chairman & CEO                     |
                         |              ----------------------                 |
               ----------------------                                          |
---------------     Jim Huzell*                                                |
|                      COO                                                     |
|              ----------------------                                          |
|                            |                                                 |
|    ----------------------  | ----------------------  ----------------------  |
|----      Kim Mayyasi*      |- Eric Blot, Chairman*       David Detert*     --|
|    EVP & CEO North America |   Genesys Open Media          EVP - R&D         |
|    ----------------------  | ----------------------  ----------------------  |
|                            |                                                 |
|    ----------------------  | ----------------------  ----------------------  |
|----    Andrew Pearce*      |-    Denise Axelsson        Pierre Schwich*    --|
|         EVP - Europe       |      Marketing Dir.        EVP - Finances       |
|    ----------------------  | ----------------------  ----------------------  |
|                            |                                                 |
|    ----------------------  | ----------------------  ----------------------  |
|----   Olivier Fourcade*    |-        Global               Rolf Dahlin VP   --|
        EVP - Asia-Pacific            Accounts          Business Development   |
     ----------------------    ----------------------  ----------------------  |
                                                                               |
                                                       ----------------------  |
                                                           Sandrine Henry    --|
                                                          Communication Dir.
                                                       ----------------------

* Members of the Management Committee.

                    A focus on strong and profitable growth

                                  [BAR CHART]

in million euro

[] Acquisitions
-- EBITDA               1995    1996    1997    1998    1999
                        ----    ----    ----    ----    ----
                         3.8     5.0    15.0    19.0    47.4
                                         8.1     0.9    18.6
                                         6.9    18.1    28.8

                       A very strong financial structure


 .       [_] 110 million euros raised since IPO

 .       Last offering over-subscribed in 3 days

 .       64 million euros in cash

                     Genesys : A Strong Stock Performance

                                    [GRAPH]

            9.91 1st October 1998
            9.45
            9.15
            8.99
            8.54
            8.84
            9.15
            9.3
            9.15
            9.13
            9.68
            10.06
            10.37
            10.35
            10.37
            9.91
            10.44
            10.37
            10.14
            10.03
            9.92
            10.52
            10.67
            10.67
            11.43
            11.37
            11.89
            11.86
            11.88
            11.78
            11.74
            11.14
            11.13
            11.55
            11.42
            11.57
            11.42
            11.3
            11.3
            11.58
            11.59
            11.51
            11.74
            11.74
            11.74
            11.74
            11.74
            11.91
            11.75
            11.89
            11.75
            11.89
            11.89
            11.74
            11.42
            11.43
            11.43
            11.43
            11.35
            11.28
            11.1
            11.5
            11.49
            11.5
            11.45
            11.28
            11.5
            11.5
            11.28
            11.2
            11.12
            10.99
            10.94
            10.75
            10.68
            10.7
            10.5
            11
            11.21
            11.5
            12.5
            12.5
            12.49
            12
            12.1
            12.2
            11.9
            11.8
            11.43
            11
            11
            11
            10.63
            10.3
            10.5
            10.5
            10.5
            9.99
            10.8
            10.94
            11.27
            12.35
            12
            11.9
            13.5
            13.89
            14.4
            14.3
            13.9
            13.3
            12.5
            12.4
            12.4
            12.18
            12.4
            13.3
            12.7
            12.8
            12.65
            12.7
            12.88
            12.18
            12.5
            12.3
            12.5
            12.57
            12.3
            12.3
            12.49
            11.99
            12.25
            12.8
            13
            12.9
            12.79
            12.8
            12.38
            12.1
            12.05
            12.23
            12.42
            12.5
            12.34
            12.2
            11.8
            12.13
            12.2
            11.99
            11.6
            11.2
            10.9
            11.2
            10.99
            10.9
            10.6
            10.4
            10.4
            10.4
            10.3
            10.5
            10.5
            10.26
            10
            10
            10.8
            10.25
            10.75
            10.8
            11
            11.4
            11.88
            12
            12
            11.6
            11.6
            12.14
            12.55
            13.2
            14.5
            13.3
            13.3
            13.7
            13
            13
            12.95
            13
            14
            14.2
            14.1
            14.25
            14.5
            15.95
            15.64
            15.6
            15.29
            14.7
            15
            14.9
            14.8
            14.65
            14.5
            14.75
            15
            15.01
            14.98
            14.8
            14.86
            15.05
            15
            14.95
            14.7
            14.41
            14.4
            14.25
            14.25
            14.4
            14.4
            14.5
            14.45
            14.65
            14.8
            14.8
            14.7
            14.9
            14.89
            14.55
            14.98
            14.9
            14.89
            15.2
            15.2
            15.2
            15.6
            16.9
            15.6
            16.2
            16.35
            16
            16
            16
            18.3
            18
            19
            18.76
            18.35
            18.29
            18.01
            18.26
            18.35
            18.6
            18
            18.25
            18.45
            18.4
            18.49
            18.5
            17.53
            17.53
            17.2
            17
            17
            16.5
            15.82
            16.15
            16.5
            16.2
            16.23
            16.6
            16.71
            18.35
            18.1
            18.61
            18.8
            18.45
            18.65
            18.7
            20.2
            22.2
            22
            22.24
            22.01
            22.01
            21.7
            21.99
            21.8
            21.9
            22.91
            24.95
            25.16
            29
            28.5
            28.6
            28.8
            28.1
            28.5
            28.8
            29.5
            30.5
            31.85
            35
            31.8
            30.9
            28.8
            26.99
            30
            30.55
            30
            31.15
            31
            31.5
            31
            30.8
            32
            33
            31.7
            35.8
            36.2
            32.7
            30.9
            31.58
            32
            32.86
            31.25
            32.7
            32
            33.2
            36.65
            39
            42.95
            44.1
            50
            48
            49.1
            48.6
            58.9
            53.2
            49.9
            51.1
            51.8
            51.6
            52
            51.7
            53
            50.9
            50.4
            50.1
            55
            51.1
            51
            51
            48.8
            46.5
            50
            56
            55
            52.5
            50.9
            54.8
            53.5
            56.4
            63.95
            62
            62
            69
            75
            67
            64.8
            58.35
            60.2
            63.9
            63.25
            55.25
            56
            49
            52.9
            59.85
            60
            59.2
            58
            57
            55.1
            50
            43.5
            57.9
            56.6
            59.65
            55
            52.2
            50.5
            48.9
            45.8
            52
            50.6
            54.7
            53
            51
            51
            51
            52.15
            51.95
            51.3
            49.05
            48.5
            49
            48.5
            50
            49
            45.5
            39.3
            40.4
            33
            33.4
            33.22
            36.48
            37
            37.49
            37.05
            40.75
            44.82
            45.4
            44
            45.8
            46.5
            45.85
            44.05
            42.25
            41
            48
            50
            50.45
            48.05
            49
            47
            45.2
            45
            45
            44
            44.5
            43.5
            45.9
            47.3
            47.2
            45.01
            47.48
            46.85
            45.8
            44.99
            46
            41.4
            41.5
            42
            44
            43.5
            45
            44.6
            43.49
            42.95
            42.5
            41.92
            41.9
            42
            42.3
            45.5
            46.4
            50
            54.7
            54
            56.5
            54.2
            56
            56.5
            57.5
            57
            61
            62
            60
            60.8
            61
            61
            61.2   15th September 2000


            Listing in Oct 98 - Paris Stock Exchange (symbol: 3955)
                           Performance since IPO: x6
                Market capitalisation : (greater than)500 M [ ]

                         The choice of multinationals


               PINAULT PRINTEMPS REDOUTE . HSBC . DEUTSCHE BANK
                     AUCHAN . HP . BNP PARIBAS . AVENTIS .
              SOCIETE GENERALE . SONY . KLM . LA POSTE . DELPHI .
                       BAXTER . REUTERS . BACARDI Ltd .
                    ELECTROLUX . FEDERAL EXPRESS . ADIDAS .
                CITIBANK . ARTHUR ANDERSEN . PRICE WATERHOUSE .
                       JP MORGAN . SMITHKLINE BEECHAM .
                  ALLIED SIGNAL . PROMODES . LEHMAN BROTHERS




                            A prestigious portfolio
               illustrating the success of the Genesys strategy

                                    Vialog

                      #1 independent specialist in the US

                              Vialog at a glance

 .       #1 U.S. independent conferencing specialist

 .       Comprehensive portfolio; audio conferencing,
        videoconferencing and web conferencing

 .       Over 600 employees: 6000 customers

 .       Four of eight call centers successfully consolidated

 .       EBITDA now growing faster than revenues

 .       Based in Boston with 4 U.S call centers

 .       Compelling Internet business:  WebConferencing.com

                                Vialog history


 .       1996: Creation of Vialog

 .       1997: Acquisition of 6 companies

 .       1999: IPO*

            3 additional acquisitions

            Kim Mayyasi named new CEO

            Restructuring and consolidation completed

* Current symbol: VX

                               Business Strategy

 .       Recurring B-to-B Revenue Model

 .       Focus on Fortune 2500 companies
           - 600 already Vialog customers as of 1/00, 180 added so far this year
           - Responsive to Vialog's customer-centric selling
           - Churn less than 5% per annum

 .       Embrace an ASP business model
           - Integrate best-of-breed technologies and infrastructure
           - Customization where required for large customers
             Establish beach-head and then push additional products through customer locations

                   Vialog's diverse and stable customer base

 .       Financial: Chase, Cigna, Lehman Bros.,
        CIBC Oppenheimer, Citibank, Chubb, Bear Sterns

 .       Technology: Lycos, Nextel, Hitachi, Hewlett Packard

 .       Associations: Chemical Manufacturers Assoc.,
        American Petroleum Institute

 .       Healthcare: Roche, Biogen, Baxter Biotech

 .       Retail: Sears, KFC, Pizza Hut

                          A history of strong growth
                  (EBITDA growth rate now 2x revenue growth)

In million US$
                                   [GRAPHIC]
             1997      1998        1999*                    H1-00
Revenue      4.8       46.8         68                      38.6
EBITDA      -4.9        6.1         14         0             9.8


*EBITDA 1999 does not include $4.2 million one-time restructuring charges associated with consolidation.

                         Reservation-less Conferencing
                Ready-to-Meet is already a $5M annual business

                                          ---------------------------------
                                          Ready-To-Meet (TM)
                                                            CONFERENCE CARD
 . Launched Q4-99                                Host: Mark Pukita
 . Growing 30% per month                      Dial In: 877-241-1867
 . 75% from new accounts                               334-323-4224
 . Integrated back-end                           Host Passcode: 96912
                                             Participant Passcode: 83200

                                         [LOGO] VIALOG
                                         The [illegible] Company
                                         ---------------------------------


                                  [BAR CHART]
$000's

        Nov.    Dec.    Jan.    Feb.    Mar.    Apr.    May     Jun
         '99     '99     '00     '00     '00     '00    '00     '00
        ----    ----    ----    ----    ----    ----    ----    ----

                      [need specific values for bar chart]

                              WebConferencing.com
                              is rapidly growing

 .       Launched 10/99

 .       Recognized B-to-B group
        communications portal

Webconferencing.com,                                     [BAR CHART]
in my humble opinion, shows
where the future of this industry                  4Q99    4Q00    4Q00
is headed."

Elliot Gold's, Electronic TeleSpan
November 1, 1999

                             Acquisition Prospects

                            A strategic acquisition

 .       #1 independent specialist in the United States

 .       Reinforcement of our global presence and offering

 .       Client base doubled
        - a stronger foundation for future growth

 .       An accretive operation

                         Challenging the major players
in million euro

                       Genesys         Vialog          Combined

Revenues 1999           47.4            80.0            127.4
EBITDA 1999              7.1            15.9             23.0

in million USD

                       Genesys         Vialog          Combined

Revenues 1999           41.7            68.6            110.3
EBITDA 1999              6.2            14.0*            20.2

* does not include $4.2 million one-time restructuring charges associated with consolidation.

                         Challenging the major players
in million euro

                       Genesys         Vialog          Combined

Revenues H1-00          41.7            43.9             85.6
EBITDA H1-00             7.0            11.1             18.1

in million USD

                       Genesys         Vialog          Combined

Revenues H1-00          36.7            38.6             75.3
EBITDA H1-00             6.2             9.8             16.0

                               Strong synergies


 .       Deployment of Genesys' complete range of services
        to Vialog customers  (MCM, WebEvent, etc.)

 .       Vialog customers to benefit from Genesys' global
        coverage : Development of global contracts

 .       Strong Internet position on conferencing portals,
        integration of MCM browser

 .       approx. US$ 5M cash savings

                           Terms of the acquisition


              Consolidation of Vialog and Genesys' US subsidiary


        Share exchange                                    Debt refinancing
             ADS        [Left arrow] +241M$ [right arrow] short term: 15M$
         approx. 151M$                                    Long term:  75M$

                              Proforma ownership
                            of the combined entity

                                  [PIE CHART]

           Genesys' shareholders           Vialog's shareholders
           ---------------------           ---------------------
               approx. 79%                      approx. 21%

                           An accretive acquisition


                   Number of shares     Entreprise             x Revenue             EBITDA
                     (in millions)        value             12 trailing months    per share
Genesys                10.6              637 M [_]               8.4                   1.0

Vialog                 11.4              274 M [_]               3.3                   1.6

                           A New US Management Team



[PHOTO]

Kim Mayyasi
CEO

Kim joined Vialog as President and CEO in July 1999. He has 20 years of experience in telecommunications and Internet marketing at progressive, technology-driven corporations. He holds an MBA in Finance from the American Graduate School of International Management, and a BSEE from MIT.


[PHOTO]

Margie Medalle
President & COO

Margie joined Genesys in April 1999 when Aloha Conferencing, of which she was Managing Director, was acquired. She became CEO of Genesys Conferencing Inc. in 1999. She has an MBA from the Golden Gate University and a degree in accountancy from the University of San Francisco.

                             Genesys Conferencing

                               A clear strategy
                         and proven ability to execute

                               A clear strategy


 .       Expand and consolidate market shares

 .       Deploy the services and technologies of the future

        Expand and consolidate
        market shares


 .       Sustain strong internal growth

 .       Develop and win major international contracts

 .       Gain market share through strategic acquisitions

 .       Penetrate new markets



                         Ensuring a dominant position
                     and a strong basis for future growth

                              Deploy the services
                        and technologies of the future


 .       Continuous internal R&D representing 5% of revenues

 .       Leverage on strong Internet position and new technologies

          - Powershare

          - A universal conferencing portal: Conferencing.com

 .       Technological partnerships and acquisitions


                  To generate additional revenues and margins

                             Genesys Conferencing


 .       The largest independent specialist in the world

 .       Recognized technological expertise

 .       Strong growth and profitability dynamics

 .       Strong financial structure

 .       Proven ability to execute



                         A Company with a great future

                             [LOGO] Genesys Conferencing


                               Leading the World
                        to Virtual Group Communications

US SEC Filings

Genesys plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Vialog transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Vialog's special meeting and other documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:


Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone:  33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA  01730
Phone:  781-761-6200
Email:  msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Vialog stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Vialog on October 2, 2000.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Vialog's Annual Report to Stockholders and Genesys' and Vialog's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.